UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of December 2015.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant's name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. Notification of Completion of Share Repurchase through Off-Auction Own Share Repurchase Trading (ToSTNeT-3)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 28, 2015
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Tokyo Stock Exchange code: 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@nidec.com

Released on December 28, 2015, in Kyoto, Japan

Notification of Completion of Share Repurchase

through Off-Auction Own Share Repurchase Trading (ToSTNeT-3)

Nidec Corporation (NYSE: NJ) (the “Company”) announced that, in connection with its announcement released on December 25, 2015, the Company has repurchased shares of its common stock through the Tokyo Stock Exchange Trading NeTwork system for Off-Auction Own Share Repurchase Trading (ToSTNeT-3) today as described below:

1. Reason for Repurchase:

This repurchase was conducted with an intention to enable agile capital management highly responsive to the changing business environment.

2. Details of Repurchase:

  (1) Class of shares repurchased: Common stock

  (2) Number of shares repurchased: 9,600 shares

  (3) Aggregate repurchased amount: 82,771,200 yen

  (4) Date of repurchase: December 28, 2015

  (5) Method of repurchase: Through the Tokyo Stock Exchange Trading NeTwork System for Off-Auction Own Share Repurchase Trading (ToSTNeT-3)

Reference

The following details were resolved by the Company’s Board of Directors on January 22, 2015:

1. Class of shares: Common stock

2. Total number of shares to be repurchased: Up to 4,000,000 shares

(1.42% of total number of shares issued, excluding treasury stock)

3. Total repurchase amount: Up to 24 billion yen

4. Period of repurchase: From January 27, 2015 through January 26, 2016

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